1 Contacts: Brian Lewbart 410.345.2242 Bill Benintende 410.345.3482 Heather McDonold 410.345.6617 Kylie Muratore 410.345.2533 T. ROWE PRICE GROUP REPORTS THIRD QUARTER OF 2014 RESULTS BALTIMORE (October 23, 2014) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter of 2014 results, including net revenues of $1.0 billion, net income of $303.6 million, and diluted earnings per common share of $1.12. On a comparable basis, net revenues were $884.4 million, net income was $270.3 million, and diluted earnings per common share was $1.00 in the third quarter of 2013. Investment advisory revenues for the third quarter of 2014 were up $122.4 million to $890.7 million from the comparable 2013 period, as average assets under management increased $103.2 billion, or 16%. Assets under management were $731.2 billion at September 30, 2014, down $7.2 billion from the end of June 2014 as market depreciation, net of income, of $7.4 billion was offset in part by net cash inflows of $.2 billion. The firm’s assets under management at September 30, 2014, include about $188 billion of asset allocation portfolios, of which $122.5 billion are in target-date retirement funds and $19.9 billion are in target-date retirement trusts. These target-date retirement portfolios were the source of $3.7 billion of the firm’s net cash flows in the third quarter of 2014, including $3.4 billion that originated in its target-date retirement funds. Results for the first nine months of 2014 include net revenues of $3.0 billion, net income of $913.7 million, and diluted earnings per share of $3.37, an increase of 19% from the $2.83 per share earned in the first nine months of 2013. Assets under management have increased $38.8 billion from the end of 2013, including $30.0 billion added from market appreciation and income and $8.8 billion from net cash inflows.

2 From an investment performance standpoint, 74% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three- year period ended September 30, 2014, 79% outperformed for the five-year period, 89% outperformed for the 10-year period, and 80% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 81% of the firm’s rated funds’ assets under management. The performance of the firm’s institutional strategies against their benchmarks was substantially similar. The firm’s target-date retirement funds continue to deliver very attractive long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended September 30, 2014. Financial Highlights Investment advisory revenues earned in the third quarter of 2014 from the T. Rowe Price mutual funds distributed in the United States were $641.6 million, an increase of 19% from the comparable 2013 quarter. Average mutual fund assets under management in the third quarter of 2014 were $471.7 billion, an increase of 19% from the average in the third quarter of 2013. Mutual fund assets at September 30, 2014 were $466.4 billion, down $4.5 billion from the end of June 2014. Net cash inflows into the mutual funds were $1.1 billion during the third quarter of 2014, as net inflows into the bond funds of $1.9 billion were offset in part by net outflows of $.7 billion from the stock and blended asset funds and $.1 billion from the money market funds. Decreases in market valuations, net of income, lowered mutual fund assets under management by $5.6 billion during the third quarter of 2014. Investment advisory revenues earned in the third quarter of 2014 from the other investment portfolios were $249.1 million, an increase of $22.1 million from the comparable 2013 quarter. Average assets under management in the third quarter of 2014 were $267.8 billion, an increase of $27.7 billion, or 12%, from the average in the third quarter of 2013. Assets under management in

3 these portfolios at September 30, 2014 were $264.8 billion, down $2.7 billion from the end of June 2014, as market depreciation, net of income, of $1.8 billion and net cash outflows of $.9 billion reduced assets under management during the 2014 quarter. These net cash outflows were primarily concentrated among a small number of institutional investors who redeemed from both equity and fixed income mandates. Investors domiciled outside the United States accounted for 6.1% of the firm’s assets under management at September 30, 2014. Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the third quarter of 2014 were $14.6 million, an increase of $.7 million from the comparable 2013 quarter. For the first nine months of 2014, the firm has waived $43.9 million in such fees compared with $36.8 million in the 2013 period. The firm expects it will continue to voluntarily waive such fees for the remainder of the year and into 2015. Administrative fee revenues increased $7.3 million to $92.7 million in the third quarter of 2014. The increase is primarily attributable to increased costs incurred to provide transfer agent servicing activities to the mutual funds and their investors. The change in administrative fee revenues are generally offset by similar changes in operating expenses. Operating expenses were $532.1 million in the third quarter of 2014, up $73.6 million from the comparable 2013 quarter. Compensation and related costs have increased $55.1 million from the third quarter of 2013, due primarily to higher salaries, benefits and related employee costs from base salary increases and added headcount, and increases in temporary personnel, stock-based compensation, and the interim accrual for year-end bonus compensation. The firm has increased its average staff size by 4.9% from the third quarter of 2013. At September 30, 2014, the firm employed 5,824 associates. Advertising and promotion costs were $12.7 million in the third quarter of 2014, a decrease of $2.0 million from the comparable 2013 period. The decrease in cost is primarily a result of the

4 firm repurposing this spending to other distribution activities. As such, the firm expects total advertising and promotion costs for 2014 to be about 10% lower than such costs in 2013. Occupancy and facility costs, together with depreciation and amortization expense, were $64.2 million in the third quarter of 2014, up $9.2 million compared to the third quarter of 2013. About a third of the increase is attributable to the opening of two new buildings at the firm’s Owings Mills, Maryland campus in the fourth quarter of 2013. The increase also includes the added costs to renovate certain existing facilities, as well as update and enhance technology capabilities, including related maintenance programs. Other operating expenses in the third quarter of 2014 were up $4.4 million from the comparable 2013 quarter, as increased business demands and the firm’s continued investment in its operating capabilities have increased costs. These higher costs in the third quarter of 2014 include those related to the firm’s defined contribution recordkeeping business and travel costs. Net non-operating investment income in the third quarter of 2014 decreased $6.4 million from the 2013 quarter to $5.2 million. The decrease is primarily due to lower market valuations which resulted in net investment losses to be recognized on certain of the firm’s other investments in the third quarter of 2014 compared with net investment gains in the 2013 quarter. The firm’s effective tax rate for the third quarter of 2014 is 38.5%, and the firm currently estimates that its effective rate for the full-year 2014 will be about 38.4%. T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of nearly $3.6 billion. During the first nine months of 2014, the firm has expended $307.3 million to repurchase 3.9 million shares of its common stock, including 3.2 million shares in the third quarter of 2014. The firm also invested about $83 million year-to- date in capitalized technology and facilities from existing cash balances, and currently expects

5 total capital expenditures for property and equipment for 2014 to be approximately $130 million, which will be funded from operating resources. Management Commentary James A. C. Kennedy, the company’s chief executive officer and president, commented: “In general, markets have appeared to be fairly to fully-priced, even as some markets reflect greater uncertainty about the economic environment and increased geopolitical tensions. “In the U.S., the economic recovery has now begun its sixth year. This expansion is long by historical standards, albeit at a lower than normal growth rate. In the third quarter, equity investors sought to balance the positives of a generally solid economic environment and gradually improving employment picture against concerns about the ability of companies to maintain current operating margins and deliver the earnings growth necessary to support current valuations. U.S. large-cap stocks hit an all-time high in early September before declining somewhat during the remainder of the quarter. Performance in the small-cap portion of the market was challenging, with the small-cap market declining through the end of the quarter by nearly nine percent from highs set earlier in 2014. Fixed income investors were focused on the Federal Reserve’s plan to end its tapering program in the fourth quarter and to eventually begin tightening. “Outside the U.S., questions about the rate of economic growth in China, an uneven recovery in countries in the Eurozone, and the durability of economic reform and growth in Japan weighed on investor sentiment and markets. A theme in markets this year has been a disparity of performance and valuations across countries and regions. “The U.S. dollar rapidly strengthened during the quarter. The dollar’s value against a basket of six major developed markets currencies reached its highest point since mid-2010. Investor anticipation of an eventual move toward Fed tightening, the relative strength of the U.S. economy compared to other developed markets economies, and heightened geopolitical tensions contributed

6 to the dollar’s strength. For U.S. investors, the strength of the dollar hurt the returns of bonds denominated in other currencies. “Despite the economic and market uncertainties, our view that investors who remain disciplined and focused on long-term objectives will be rewarded remains unchanged. It is helpful to note that given the size and complexity of global markets, periods of uncertainty are expected from time to time. “Although the mixed performance of global markets reduced our total assets under management this quarter, T. Rowe Price remains in a very favorable position. Our overall investment performance, balance sheet, and client service remain strong. We continue to expand our global investment, distribution, and technology capabilities to meet client needs, take advantage of future growth opportunities, and further diversify our assets under management. In particular, the significant and consistent investments we have made in our fixed income capabilities position us well to capitalize on shifts in the fixed income landscape. We also continue to make substantial investments to further build out our international equity capabilities.” Other Matters The financial results presented in this earnings release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2014 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at September 30, 2014. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2013 Form 10-K.

7 Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

8 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per-share amounts) Three months ended Nine months ended Revenues 9/30/2013 9/30/2014 9/30/2013 9/30/2014 Investment advisory fees $ 768.3 $ 890.7 $ 2,210.9 $ 2,572.4 Administrative fees 85.4 92.7 258.1 280.8 Distribution and servicing fees 30.5 37.4 84.8 106.5 Net revenue of savings bank subsidiary .2 — .6 — Net revenues 884.4 1,020.8 2,554.4 2,959.7 Operating expenses Compensation and related costs 291.3 346.4 858.7 991.7 Advertising and promotion 14.7 12.7 58.9 49.9 Distribution and servicing costs 30.5 37.4 84.8 106.5 Depreciation and amortization of property and equipment 22.1 28.3 65.5 83.4 Occupancy and facility costs 32.9 35.9 101.0 107.3 Other operating expenses 67.0 71.4 188.2 210.0 Total operating expenses 458.5 532.1 1,357.1 1,548.8 Net operating income 425.9 488.7 1,197.3 1,410.9 Non-operating investment income 11.6 5.2 31.3 73.4 Income before income taxes 437.5 493.9 1,228.6 1,484.3 Provision for income taxes 167.2 190.3 468.6 570.6 Net income $ 270.3 $ 303.6 $ 760.0 $ 913.7 Net income allocated to common stockholders Net income $ 270.3 $ 303.6 $ 760.0 $ 913.7 Less: net income allocated to outstanding restricted stock and stock unit holders (2.6) (3.8) (6.4) (10.5) Net income allocated to common stockholders $ 267.7 $ 299.8 $ 753.6 $ 903.2 Earnings per share on common stock Basic $ 1.03 $ 1.15 $ 2.92 $ 3.47 Diluted $ 1.00 $ 1.12 $ 2.83 $ 3.37 Dividends declared per share $ .38 $ .44 $ 1.14 $ 1.32 Weighted-average common shares Outstanding 258.7 259.7 257.9 260.2 Outstanding assuming dilution 266.5 267.4 265.9 268.2

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended	
	9/30/2013	9/30/2014	9/30/2013	9/30/2014
Sponsored U.S. mutual funds				
Stock and blended asset	$ 452.0	$ 537.8	$ 1,276.3	$ 1,549.8
Bond and money market	89.3	103.8	275.0	296.0
	541.3	641.6	1,551.3	1,845.8
Other investment portfolios				
Stock and blended asset	187.4	210.8	538.1	610.1
Bond, money market, and stable value	39.6	38.3	121.5	116.5
	227.0	249.1	659.6	726.6
Total	$ 768.3	$ 890.7	$ 2,210.9	$ 2,572.4

Average Assets Under Management (in billions)	Three months ended		Nine months ended	
	9/30/2013	9/30/2014	9/30/2013	9/30/2014
Sponsored U.S. mutual funds				
Stock and blended asset	$ 305.4	$ 367.5	$ 289.5	$ 356.3
Bond and money market	90.8	104.2	91.8	100.6
	396.2	471.7	381.3	456.9
Other investment portfolios				
Stock and blended asset	182.5	205.7	177.3	200.2
Bond, money market, and stable value	57.6	62.1	62.3	62.3
	240.1	267.8	239.6	262.5
Total	$ 636.3	$ 739.5	$ 620.9	$ 719.4

Assets Under Management (in billions)	As of	
	12/31/2013	9/30/2014
Sponsored U.S. mutual funds		
Stock and blended asset	$ 341.7	$ 362.0
Bond and money market	93.6	104.4
	435.3	466.4
Other investment portfolios		
Stock and blended asset	195.3	203.5
Bond, money market, and stable value	61.8	61.3
	257.1	264.8
Total	$ 692.4	$ 731.2
Stock and blended asset portfolios	$ 537.0	$ 565.5
Fixed income portfolios	155.4	165.7
Total	$ 692.4	$ 731.2

Condensed Consolidated Cash Flows Information (in millions)	Nine months ended	
	9/30/2013	9/30/2014
Cash provided by operating activities, including $95.9 of stock-based compensation expense in 2014	$ 1,158.3	$ 1,216.1
Cash used in investing activities, including ($82.6) for additions to property and equipment and ($322.0) for net sponsored fund investments in 2014	(138.6)	(415.7)
Cash used in financing activities, including common stock repurchases of ($283.7) and dividends paid of ($347.2) in 2014	(205.5)	(553.9)
Net change in cash during the period	$ 814.2	$ 246.5

Condensed Consolidated Balance Sheet Information (in millions)	As of	
	12/31/2013	9/30/2014
Cash and cash equivalents	$ 1,398.0	$ 1,644.5
Accounts receivable and accrued revenue	398.8	423.6
Investments in sponsored funds	1,611.9	1,936.7
Property and equipment	572.9	572.3
Goodwill	665.7	665.7
Other investments and other assets	385.8	525.2
Total assets	5,033.1	5,768.0
Total liabilities	215.0	540.5
Stockholders' equity, 260,655,000 common shares outstanding in 2014, including net unrealized holding gains of $190.9 in 2014	$ 4,818.1	$ 5,227.5

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